 EXPENSE LIMITATION AGREEMENT

 This EXPENSE LIMITATION AGREEMENT (the “Agreement”), effective as of February 1, 2016, is entered into between T. Rowe Price Associates, Inc. (the “Manager”), a corporation organized and existing under the laws of the State of Maryland, and T. Rowe Price Retirement Funds, Inc. (the “Corporation”), a corporation organized and existing under the laws of the State of Maryland, on behalf of the funds listed on Exhibit A (each a “Fund” and collectively the “Funds”).

 WHEREAS, the Manager is an investment adviser registered with the U.S. Securities and Exchange Commission (the “SEC”) under the Investment Advisers Act of 1940, as amended;

 WHEREAS, each Fund is a series of the Corporation and is an open-end management investment company registered as such with the SEC under the Investment Company Act of 1940, as amended (the “1940 Act”);

 WHEREAS, the Corporation’s Board of Directors has already authorized the issuance of two classes of shares of each Fund: Investor Class (the “Investor Class”) and Advisor Class (the “Advisor Class”);

 WHEREAS, the Corporation and Manager initially entered into an Investment Management Agreement on behalf of each Fund (the “Original Management Agreement”), under which the Fund passed on its direct operating expenses to the underlying funds in which it invests, and effective February 1, 2016, the Corporation and Manager entered into an Amended and Restated Investment Management Agreement on behalf of each Fund (the “Restated Management Agreement”), under which the Fund bears the costs of its operating expenses (with certain exceptions);;

 WHEREAS, effective February 24, 2016, the Corporation’s Board of Directors has authorized the term “Retirement” to be removed from each Fund’s name, and such name change will not alter any of the terms and conditions set forth in this Agreement;

 WHEREAS, in light of each Class operating in accordance with the Restated Management Agreement and in an effort to keep the total expense ratio of each Class equal to or lower than the total expense ratio calculated while the Fund was operating in accordance with the Original Management Agreement, the Corporation’s Board of Directors has determined that it is in the best interests of the Funds and each of its Classes to enter into this Agreement; and

 NOW, THEREFORE, the Manager and the Corporation, on behalf of the Funds, hereby agree as follows:

1. Investor Class Expense Limitation.

The Manager agrees to pay the operating expenses of each Fund’s Investor Class, excluding interest; expenses related to borrowings, taxes, and brokerage; and nonrecurring, extraordinary expenses (collectively, “Investor Class Expenses”), or reimburse the Investor Class for Investor Class Expenses, to the extent the Investor Class Expenses and the Fund’s acquired funds fees and expenses

(collectively, the “Investor Class Total Expense Ratio”) exceeds the Investor Class Total Expense Ratio set forth in Exhibit A, on an annualized basis, of the Investor Class’ average daily net assets (hereinafter referred as the “Investor Class Limitation”). Any Investor Class Expenses paid by the Manager pursuant to the Investor Class Limitation are subject to reimbursement to the Manager by the Fund or Investor Class whenever the Investor Class Total Expense Ratio is below the amount set forth in Exhibit A. However, no reimbursement will be made more than three years after the payment of Investor Class Expenses by the Manager or if such reimbursement would result in the Fund’s Investor Class Total Expense Ratio exceeding the amount set forth in Exhibit A.

2. Advisor Class Expense Limitation.

The Manager agrees to pay the operating expenses of each Fund’s Advisor Class, excluding interest; expenses related to borrowings, taxes, and brokerage; and nonrecurring, extraordinary expenses (collectively, “Advisor Class Expenses”), or reimburse the Advisor Class for Advisor Class Expenses, to the extent the Advisor Class Expenses and the Fund’s acquired fund fees and expenses (collectively, the “Advisor Class Total Expense Ratio”) exceeds the Advisor Class Total Expense Ratio set forth in Exhibit A, on an annualized basis, of the Advisor Class’ average daily net assets (hereinafter referred as the “Advisor Class Limitation”). Any Advisor Class Expenses paid by the Manager pursuant to the Advisor Class Limitation are subject to reimbursement to the Manager by the Fund or Advisor Class whenever the Advisor Class Total Expense Ratio is below the amount set forth in Exhibit A. However, no reimbursement will be made more than three years after the payment of Advisor Class Expenses by the Manager or if such reimbursement would result in the Fund’s Advisor Class Total Expense Ratio exceeding the amount set forth in Exhibit A.

3. Fundwide Expenses

In the event that the payment of Investor Class Expenses or Advisor Class Expenses pursuant to the Investor Class Limitation or Advisor Class Limitation results in the payment or reimbursement of Fundwide Expenses (as such term is defined in Rule 18f-3 under the 1940 Act) that have been allocated to the applicable Class, the Manager shall also pay or reimburse such Fundwide Expenses that have been allocated to the other classes of the Fund.

4. Amendment and Termination of Agreement.

This Agreement will continue with respect to each Fund at least through September 30, 2018 (the “Initial Termination Date”). Thereafter, this Agreement may continue for such period of time beyond the Initial Termination Date and for such limit on an Investor Class Total Expense Ratio and/or Advisor Class Total Expense Ratio as the Manager may agree, provided that the Board of Directors of a Fund, including a majority of the directors who are not interested persons of the Fund or the Manager, approves such continuation and new Investor Class Total Expense Ratio and/or Advisor Class Total Expense Ratio expense limitation(s). This Agreement may be terminated at any time beyond the Initial Termination Date with approval by a Fund’s Board of Directors, including a majority of the directors who are not interested persons of the Fund or the Manager. This Agreement will terminate automatically with respect to a Fund upon termination of its Restated Management Agreement. Amendment or termination of this Agreement does not require approval by shareholders of a Fund or its separate classes of shares.

 IN WITNESS WHEREOF, the parties have caused this Agreement to be executed as of the date stated in the preamble.

T. ROWE PRICE ASSOCIATES, INC.	T. ROWE PRICE RETIREMENT FUNDS, INC.
/s/Darrell N. Braman By:___________________________________ Darrell N. Braman Vice President	/s/David Oestreicher By:___________________________________ David Oestreicher Vice President

EXHIBIT A

Fund*	Investor Class Total Expense Ratio	Advisor Class Total Expense Ratio
T. Rowe Price Target Retirement 2005 Fund	0.58%	0.83%
T. Rowe Price Target Retirement 2010 Fund	0.58%	0.83%
T. Rowe Price Target Retirement 2015 Fund	0.61%	0.86%
T. Rowe Price Target Retirement 2020 Fund	0.64%	0.89%
T. Rowe Price Target Retirement 2025 Fund	0.67%	0.92%
T. Rowe Price Target Retirement 2030 Fund	0.70%	0.95%
T. Rowe Price Target Retirement 2035 Fund	0.72%	0.97%
T. Rowe Price Target Retirement 2040 Fund	0.74%	0.99%
T. Rowe Price Target Retirement 2045 Fund	0.74%	0.99%
T. Rowe Price Target Retirement 2050 Fund	0.75%	1.00%
T. Rowe Price Target Retirement 2055 Fund	0.75%	1.00%
T. Rowe Price Target Retirement 2060 Fund	0.75%	1.00%

* Effective February 24, 2016, the term “Retirement” will be removed from each Fund’s name.

CAPS/Documents/Agreements/Expense Limit and Management Fee Waiver Agreements/ TRF/TRFA Expense Limit Agreement.docx